EXHIBIT 12

CBRE GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Year Ended December 31,
	2014	2013	2012	2011	2010
Income from continuing operations before provision for income taxes	$777,262	$508,985	$489,478	$429,538	$272,057
Less: Equity income from unconsolidated subsidiaries	101,714	64,422	60,729	104,776	26,561
Income (loss) from continuing operations attributable to non-controlling interests	29,000	7,569	(9,697)	6,918	(49,777)
Add: Distributed earnings of unconsolidated subsidiaries	27,903	33,302	20,199	20,794	33,874
Fixed charges	209,839	260,327	245,322	219,964	272,301

Total earnings before fixed charges	$884,290	$730,623	$703,967	$558,602	$601,448

Fixed charges:
Portion of rent expense representative of the interest factor (1)	$74,717	$68,950	$70,254	$69,715	$63,002
Interest expense	112,035	135,082	175,068	150,249	191,151
Write-off of financing costs	23,087	56,295	—	—	18,148

Total fixed charges	$209,839	$260,327	$245,322	$219,964	$272,301

Ratio of earnings to fixed charges	4.21	2.81	2.87	2.54	2.21

(1)	Represents one-third of operating lease costs, which approximates the portion that relates to the interest portion.